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                  [The Hallwood Group Incorporated Letterhead]



FOR IMMEDIATE RELEASE

Contact:  Mary Doyle
          Vice President
          Investor Relations
          800/225-0135
          214/528-5588



             THE HALLWOOD GROUP INCORPORATED ANNOUNCES RESULTS OF
          RECENTLY COMPLETED, SELF-TENDER OFFER FOR ITS COMMON STOCK
          ----------------------------------------------------------

Dallas, Texas, June 24, 1997 - The Hallwood Group Incorporated (NYSE-HWG) announced today that it has accepted for purchase 300,000 properly tendered shares of its common stock from its recently completed, self-tender offer, and an additional 4,461 shares as permitted by the offering documents. This represents approximately 92.7% of the shares that were properly tendered.

The Hallwood Group Incorporated is a diversified holding company operating in four industry segments: real estate, energy, textile products and hotels.

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